UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Mathews, Charles
   11388 Sorrento Valley Road, Suite 200


   San Diego, CA   92121
2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   03/13/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Class A Common Stock                          03/13/03    A (1)    10,000        A               10,000         D  Direct
Class A Common Stock                                                                             7,500          I  by IRA Account

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $1.1600         03/13/03       A (2)     10,000                                         03/13/13
(right to buy)
Non-Qualified Stock Option     $3.2400                                                                    03/15/02     03/15/12
(right to buy)
Non-Qualified Stock Option     $3.3500                                                                                 09/11/11
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Non-Qualified Stock Option     03/13/03  Class A Common Stock           10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           25,000                    25,000        D   Direct
(right to buy)

Explanation of Responses:

(1) Represents the Company's grant of restricted stock for service on the Board of Directors. The restricted stock vests upon the earli est to occur of resignation, retirement or death.

(2) 10,000 options to purchase Class A Common Stock issued pursuant to the Company's 1994 Stock Option Plan, of which all the Options sh all become exercisable immediately upon the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ By: Gregory P. Hanson
    For: Charles Mathews
DATE 03/14/03